U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person: Philip R. Lacerte, 3535 Gillespie #7-D, Dallas, TX 75219

2.  Date of Event Requiring Statement (Month/Date/Year): 2/08/00

3.  IRS or Social Security Number of Reporting Person (Voluntary):

4.  Issuer Name and Ticker or Trading Symbol: EZConnect, Inc. (EZCT)

5.  Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director (X) Officer, give title below ( ) 10% Owner ( ) Other
     Title: Chief Executive Officer

6.  If Amendment, Date of Original (Month/Day/Year): N/A

7.  Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned

1. Title of Security:  Common Stock

2. Amount of Securities Beneficially Owned: 70,000

3. Ownership Form: Direct(D)or Indirect(I): D

4.  Nature of Indirect Beneficial Ownership: N/A

TABLE II - Derivative Securities Beneficially Owned

1. Title of Derivative Security:
(a) Directors Options
(b) Repurchase Options
(c) Convertible Note

2. Date Exercisable (Month/Day/Year):
    Amount    Exercisable
    ------    -----------
(a)   100,000   11/11/99
(b) 1,000,000   1/10/00
(c) 1,500,000   2/01/00 (1) See Explanation below

   Expiration Date(Month/Day/Year):
(a) 11/11/04
(b) 1/10/02
(c) N/A (1) See Explanation below

3. Title and Amount of Securities Underlying Derivative Security
     Title             Amount
     -----             ------
(a) Common Stock        100,000
(b) Common Stock      1,000,000
(c) Common Stock      1,500,000 (1) See Explanation below



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4. Conversion or Exercise Price of Derivative Security:
(a) $1.50
(b) $1.00
(c) $1.00 (1) See Explanation below

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I):
(a) D
(b) D
(c) D

6. Nature of Indirect Beneficial Ownership:  N/A

Explanation of Responses:
(1) Pursuant to the terms of a credit agreement between Mr. Lacerte and the issuer, Mr. Lacerte may convert at any time funds advanced to the issuer under a $1.5 Million line of credit at a conversion rate of 1 share of common stock for every $1.00 of principle and accrued interest.


Signature of Reporting Person:
Date: 7/31/00


_____________________________
Philip R. Lacerte